January 15, 2010

VIA EDGAR SUBMISSION

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4628

Attention:  Douglas Brown

Re:

Pacific Asia Petroleum, Inc.

Registration Statement on Form S-3

File No. 333-163869

Filed December 18, 2009

Schedule 14A

Filed December 31, 2009

File No. 1-34525

Form 10-K/A for the Fiscal Year Ended December 31, 2008

Filed January 6, 2010

File No. 0-52770

Ladies and Gentlemen:

By its letter dated January 14, 2010, the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided Pacific Asia Petroleum, Inc., a Delaware corporation (the “Company”) with comments on the Company’s (i) Registration Statement on Form S-3 filed with the Commission on December 18, 2009 (the “Form S-3”), (ii) Schedule 14A filed with the Commission on December 31, 2009 (the “Schedule 14A”), and (iii) Form 10-K/A filed with the Commission on January 6, 2010 (the “Form 10-K/A”).  We have set forth below the responses of the Company to the Staff’s comments.  Our responses are numbered in a manner that corresponds with the Staff’s comments set forth in its letter.

Form S-3 and Schedule 14A

1.

We have limited our review of the registration statement and proxy statement to the ongoing review of the company’s Form 10-K.

COMPANY RESPONSE

The Company acknowledges the Staff’s comment.

Form 10-K/A for the Fiscal Year Ended December 31, 2008

2.

We note your response to our prior comments 4 and 5.  Please provide the other principal quantitative and qualitative performance objectives and results evaluated by the Compensation Committee in its review of named executive officer performance for 2008 not included in your disclosure.  In particular, include quantitative financial objectives and results to the extent the Compensation Committee relied upon them.

COMPANY RESPONSE

The Company has disclosed in its Form 10-K/A all the principal qualitative and quantitative performance objectives and results evaluated by the Compensation Committee in its review of named executive officer performance for 2008, and confirms that no other quantitative financial objectives and results were relied upon by the Compensation Committee in its evaluation. The Company was a development stage company with no revenues during the period covered by the Form10/K-A.

In future filings, as we have now started generating revenues, we will provide more detailed disclosures on quantitative and qualitative financial objectives.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the Form 10-K/A, that the Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the fling, and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct questions regarding this response letter to the undersigned at (510) 690-0065.

Yours truly,

Pacific Asia Petroleum, Inc.
Per: /s/ Clark R. Moore
Clark R. Moore Corporate Counsel